UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02045395

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2002


SEC MAIL PROCESSING
RECEIVED
JUN 28 2002
WASH. D.C.
164
SECTION

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION
(Translation of registrant's name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant's Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ___ 40-F _x_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes: ____ No: _x_

NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE
FOR: Sierra Wireless, Inc.

TSE: SW
Nasdaq: SWIR

June 24, 2002

Sierra Wireless Announces Business Restructuring

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless is implementing a business restructuring program to size the company's operating expenses to current and visible demand and with the expectation of accelerating its return to profitability.

We have concluded that it is appropriate to reduce operating expenses and asset levels. We believe that taking these difficult steps now will position the company to operate at a lower breakeven point, maintain cash reserves and focus on returning to profitability. With lower expenses and a strong balance sheet we expect to establish the foundation for future profitability and growth.

Our current operating expense and asset levels were established to develop several new product lines in parallel and to support higher sales growth rates. We expect sales growth to continue to be constrained by the slowdown in enterprise spending and by overall conditions affecting the wireless communications industry. Sales of our older products have been trending downward and are forecast to decline more quickly than previously anticipated. While sales of most of our new products are ramping up at an encouraging rate, sales of the AirCard 710 to AT&T Wireless are likely to be significantly lower than our original expectations, as previously reported.

To reduce operating expenses, the company is significantly reducing the number of employees and contractors from approximately 275 to 180 people. These changes will affect all functional areas of the company. The majority of these changes will be implemented this month and the remainder will become effective during the third quarter. We regret the impact that these changes will have on many of our employees and we thank them for their extensive contributions to the company.

Our resource focus continues to shift from older products towards completing all aspects of our new 2.5G products, maximizing channels of distribution and sell through to end customers. Despite the significant reductions in operating expenses and number of employees, we believe that we are also maintaining sufficient financial and development capacity to invest for future growth.

Restructuring costs including severance and charges against inventory, fixed and intangible assets, facilities and other assets and obligations will be approximately $36 million, or $2.21 per share. The one-time near term cash component is expected to be approximately $3 million, or $0.18 per share. The largest asset charge, approximately $16 million, is against inventory of CDPD and 2G CDMA products for which demand is declining. Fixed and intangible charges result from lower demand forecasts, lower staff levels and less development programs.

The company's President and Chief Operating Officer, Glen Brownlee, has decided to retire from the company. His duties will be assumed by the company's Chairman and Chief Executive Officer, David Sutcliffe. The company's Vice President Engineering, Marek Dutkiewicz, has decided to leave the company to pursue other interests, following a transition period. Steve Blaine, currently Director, GSM Engineering, will be promoted to Vice President Engineering and will assume Mr. Dutkiewicz's responsibilities.

Financial Guidance

The company last provided guidance for the current quarter on June 4, 2002. The company reaffirms its revenue guidance for the quarter in the range of $14 million to $16 million. Net losses for the quarter will be increased to approximately $40 million, or $2.46 per share, after giving effect to the changes described herein. The company expects to report second quarter results after the close on July 22, 2002 and, in accordance with its usual practice, also plans to provide financial guidance for the third quarter at that time. Operating expenses for future quarters, post restructuring costs, are expected to be approximately $6 million.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, revenues, gross margins, operating expenses, profits and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding future revenues depend upon our ability to develop, manufacture and supply products which we do not produce today and that meet defined specifications. When used in this press release, the words "plan," "expect," "believe," and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

About Sierra Wireless

Sierra Wireless, Inc. is a leading provider of wireless data communications products. Sierra Wireless delivers wireless PC Cards for portable computers, wireless adapters for PDAs, OEM modules for embedded applications and rugged vehicle-mounted wireless systems. Sierra Wireless is the founding member of the WirelessReady™ Alliance, an alliance of industry-leading hardware, software and service companies committed to the delivery of complete and compelling wireless data solutions. For more information on Sierra Wireless, visit its Web site at http://www.sierrawireless.com.

Conference Call and Instant Replay

We will host a conference call today, June 24, 2002 at 2:30 pm PDT, 5:30 pm EDT. To participate in this conference call, please dial the following toll free number approximately five minutes prior to the commencement of the call:

1-800-446-4472

Should you be unable to participate, Instant Replay will be available for 72 hours following the conference call by dialing:

1-888-509-0081

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:
Sierra Wireless, Inc.

Peter W. Roberts, CA, CPA
Chief Financial Officer
(604) 231-1192
Website: www.sierrawireless.com
Email: roberts@sierrawireless.com
INDUSTRY : CMT
SUBJECT : ERN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By: 
Peter W. Roberts, Chief Financial Officer

Date: June 24 , 2002